Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations is prepared as of May 7, 2010 and is to be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2009, and the unaudited interim financial statements for the three month period ended March 31, 2010, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) in Canada.  These statements, along with additional information relating to Minera Andes Inc, including our Annual Information Form for the year ended December 31, 2009, are available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) EDGAR system at www.sec.gov.  All amounts in this MD&A are in U.S. dollars unless otherwise indicated.  Canadian dollars are shown as C$.

Unless the context otherwise requires or it is otherwise stated, references in this MD&A to “Minera Andes” the “Company” or “we” or “us” are references to Minera Andes Inc. (“MAI”) and its subsidiaries.

Cautionary Note to U.S. Investors — Information Concerning Preparation of Resource and Reserve Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with National Instrument 43-101 — “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as the same may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Under SEC Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average commodity prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

Overview

Minera Andes Inc. is a public company listed on the Toronto Stock Exchange (“TSX”) (symbol: MAI) and our common shares are also quoted on the National Association of Securities Dealers, Over-the-Counter Bulletin Board, “NASD OTC Bulletin Board” (symbol: MNEAF).

Our head office is located at 99 George St, 3rd Floor, Toronto, Ontario, M5A 2N4, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address for service is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

The principal business of Minera Andes is the exploration and development of mineral properties located primarily in Argentina with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we either seek to develop on our own or enter joint ventures to further develop these properties or dispose of them if they do not meet our requirements.  Our investment income or losses, as the case may be, consist of our 49% share of the net profit or net loss of the operations of the San José Mine, owned by Minera Santa Cruz S.A. (“MSC”) and accounted for on an equity basis.

We currently hold mineral rights and applications for mineral rights covering approximately 304,221 acres (123,133 hectares) in Argentina. Our principal assets currently consist of:

(i)                         a 49% interest in MSC, which holds title to the San José Mine, an operating silver and gold mine in Santa Cruz Province, which covers 50,491 hectares and is not included in the acres noted above; and

(ii)                      a 100% interest in mineral properties comprising our Los Azules Project, a porphyry copper project.

(iii)                   a portfolio of exploration properties in the prospective Deseado Massif region of Southern Argentina (in the Argentinean province of Santa Cruz).

Highlights — First Quarter 2010

The San José Mine

The following discussion is related only to MSC (on a 100% basis), of which the Company owns 49% and is accounted for using the equity method.

Net income at the San José Mine was $2.4 million for the three month period ended March 31, 2010.  This was a $4.2 million increase on the same period in 2009 which is attributable to an increase in realizable sales value and a decrease in foreign exchange losses.

Sales increased 32% in the first quarter of 2010 compared to the same quarter in 2009 due to higher average weighted gross sales prices achieved for both gold and silver.  Production during the first quarter of 2010 was 823,000 ounces of silver and 16,430 ounces of gold, which were 37% and 1% lower respectively compared to the same quarter in 2009.  This was a result of lower mine production and lower head grades for both silver and gold as well as lower silver recovery rates in the mill, partially offset by higher gold recovery rates.  Mine production has been impacted by delays in underground mine development, which has delayed access to certain higher grade stoping areas.

Los Azules Copper Project

The Los Azules Copper Project is an advanced-stage exploration project located in San Juan Province, Argentina (“Los Azules”).  The project was previously subject to an Option Agreement dated November 2, 2007 between the Company and Xstrata Copper.  However, on October 1, 2009 Xstrata decided not to exercise its one-time right to back-in to a 51% interest in the project, and it subsequently transferred its properties associated with the project to an Argentine subsidiary of the Company.  Consequently, Xstrata no longer retains any ownership in or rights with respect to the project and Minera Andes, through a wholly owned subsidiary, now owns 100% of the Project.

Exploration activity for the 2009-2010 field season commenced in December 2009 and was close to completion at the end of the first quarter of 2010, with 8,013 metres having been drilled.  As of the date of this report, the drilling season finished and a total of 22 diamond drill holes were completed for a total of 10,007 metres.  The results of the first half of this program were made public in a press release dated May 6th, 2010.  This drilling will form the basis for our updated resource estimate which the Company plans to announce at mid-year.  Engineering and related work to support a preliminary feasibility study also got underway during the first quarter.

Overall Performance

For the three month period ended March 31, 2010, net income was $1.3 million ($0.01 per share basic and diluted) compared to a net loss of $4.4 million ($0.02 per share basic and diluted) for the same period ended March 31, 2009.

This increase was primarily due to an increase in the income recorded on our investment in MSC to $1.9 million compared to a loss of $0.2 million for the first quarter of 2009 and a reduction of $3.6 million in total expenses in 2010.  This was a result of:

•        a decrease in interest and accretion expense of $1.1 million as our bank loan was repaid during the first quarter of 2009

•       a decrease in professional fees of $1.0 million due to corporate financing activities which took place in 2009 but not in 2010

•       a decrease in General and Administrative costs of $0.2 million due to a decrease in business and capital taxes and the associated fines and interest charges in the Company’s Argentine subsidiary, and

•        a positive change in foreign currency exchange of $1.3 million due to the strengthening of the Canadian dollar.

Results of Operations - MSC

The following discussion is related only to MSC and is disclosed on a 100% basis, of which the Company owns 49% and is accounted for using the equity method.

The following table sets out the operating cash costs of the San José Mine for 2010 and 2009 on a quarterly and annual basis, and they are considered to be non-GAAP measures (see non-GAAP measures, page 11):

	Q1 2010	Year 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Year 2008
Tonnes processed (‘000)	96	461	100	122	119	119	296
Ounces gold produced (‘000)	16	77	20	22	18	17	54
Ounces silver produced (‘000)	823	4,998	1,032	1,402	1,265	1,299	4,380
Total Operating cash cost ($’000)	13,574	51,333	13,189	13,549	12,376	12,219	48,503
Op.cash cost/tonne ($/t)	140	119	139	113	113	112	166
Operating cash cost/oz Au ($/oz)	599	477	521	450	459	478	452
Operating cash cost/oz Ag ($/oz)	9.15	7.08	8.28	6.83	6.85	6.68	7.74

Production

First quarter 2010 silver and gold production were 20% and 18% lower respectively compared to the fourth quarter of 2009 as a result of lower mine production and lower head grades for both silver and gold as well as lower silver recovery rates in the mill, partially offset by higher gold recovery rates.  Mine production has been impacted by delays in underground mine development, which has delayed access to certain higher grade stoping areas.  The underground development delays are related to low equipment availability as the mine is transitioning to a new maintenance contractor.  Mill throughput in the first quarter of 2010 was 4% lower than the level of the previous quarter.  Year on year, silver and gold production were 37% and 1% lower respectively, mainly due to the delay in mine development.

Sales

Net proceeds realized by MSC from the sale of silver and gold for the period ended March 31, 2010 totaled $27.8 million as compared to $21.1 million for the same period of 2009, an increase of $6.7 million which was due to higher realized metal prices for both silver and gold.

	Sales in US$ (millions)		Sales in Ounces (thousands)
	2010	2009	2010		2009
			Ag	Au	Ag	Au
Q1	27.8	21.1	759	15	838	11
Q2	—	41.0	—	—	1,709	22
Q3	—	46.1	—	—	1,536	25
Q4	—	38.9	—	—	989	19
Total	27.8	147.1	759	15	5,072	77

The average weighted gross sale price for silver sold in the first quarter of 2010 was $16.86 per ounce, an increase of 22% compared to the average price of $13.84 per ounce received in the same period of 2009. The average weighted gross sale price for gold sold in 2010 was $1,105 per ounce, an increase of 13% compared to the average price of $974 per ounce realized in the same period of 2009.  In comparison, the average London P.M. fix price for silver was $16.93 per ounce for the period ended March 31, 2010 compared to $12.60 per ounce for the same period in 2009, a 34% increase.  The average London P.M. fix price for gold was $1,109 per ounce for the period ended March 31, 2010 compared to $908 per ounce for the same period in 2009, a 22% increase.

Operating Costs

The terms operating cash cost or production cash costs used in this section are for the reporting of the MSC operations only. Total operating cash costs were $13.6 million for the first quarter of 2010.  Operating cash costs consist of geology, mining, processing plant, general and administration, royalty costs, refining and treatment charges, sales costs and export taxes in accordance with the Gold Institute Standard for calculating cash costs.  Depreciation is excluded in operating cash costs.

Average operating cash costs were $140 per tonne of processed ore for the first quarter of 2010.  On a per ounce co-product basis the average operating cash cost was $599 per ounce of gold and $9.15 per ounce of silver.  Co-product operating cash costs are calculated by dividing the respective proportionate share of the total costs for each metal for the period by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total operating cash costs by the percentage of total production value that the respective metal represents. Accordingly, approximately 44% of the value of the first quarter of 2009 production was derived from silver and 56% was derived from gold.

In comparison to the same quarter of 2009, the cash cost per ounce of silver in the first quarter of 2010 increased 37%, mainly due to lower production volume and grade.

During the first quarter of 2010, the cash cost per ounce of gold increased by 25% compared to the same period in 2009, mainly due to lower production volume and grade.

Investment in MSC

The following table shows the reconciliation of MSC’s net income as reported under Canadian GAAP (unaudited) compared to the equity pickup that is reported on our financial statements:

	Three months ended
	March 31,	March 31,
	2010	2009

Summary of MSC’s financial information from operations:
Sales - MSC 100%	$27,796,390	$21,117,321
Net income (loss) - MSC 100%	2,420,866	(1,804,858)
Minera Andes Inc. portion (MAI) - 49%	1,186,224	(884,380)
Equity adjustments:
Amortization of pre 2008 capitalized interest income on loans to MSC	383,782	241,000
Interest expensed by MSC and included in equity method pickup, net of income taxes	652,338	651,300

Income on investment in MSC	2,222,344	7,920
Less: amortization of deferred costs	(345,688)	(217,000)

Net income (loss) on investment in MSC	$1,876,656	$(209,080)

Los Azules

As of March 31, 2010, the Company has expended a total of $21.0 million on exploration activities at the Los Azules Project and on the preparation of a preliminary assessment/scoping study.  Of this total, $5.9 million was spent during the first quarter of 2010, principally on diamond drilling and related expenses and secondarily on engineering work to support a preliminary feasibility study. These costs were capitalized in mineral properties and deferred exploration.

Four diamond drills were operating at the Project during the first quarter of 2010. Through the end of the first quarter 8,013 meters had been drilled during the current drilling season, which started in December 2009.  As of the date of this report, the drilling season finished and a total of 22 diamond drill holes were completed this season for a total of 10,007 metres.  The objective of this field season’s drilling program was to expand the known limits of mineralization, delineate the high-grade secondary enrichment zone, and to increase the confidence level of the current inferred resource.  During this field season additional geological mapping was carried out and a state-of-the-art geophysical survey is nearly completed.  The information gained from the geological mapping and geophysical survey will be utilized to target step-out drilling for the next field season’s drilling.  Engineering and related work to support a preliminary feasibility study also got underway during the first quarter.

On April 1, 2010, the Company filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp and it subsidiary, Solitario Argentina S.A. (together (“TNR). The claim pertains to a purported 25% back-in right by TNR to certain properties comprising the Company’s Los Azules copper project. The Company rejects the right of TNR to back-in to any portion of the Los Azules copper project. This lawsuit does not impact the Company’s financial statements for the period ended March 31, 2010.  At this time, the Company is not able to estimate the impact of this claim for future periods.

Summary of Quarterly Results - MAI

Quarter Ended

	March	December	September	June	March	December	September	June 30,
	31, 2010	31, 2009	30, 2009	30, 2009	31, 2009	31, 2008	30, 2008	2008
	$	$	$	$	$	$	$	$
Net income (loss)	1,307,288	2,440,734	5,145,137	919,040	(4,390,141)	(9,116,684)	(3,003,149)	9,424,635
Net income (loss) per share:
Basic	0.01	0.01	0.02	0.01	(0.02)	(0.05)	(0.02)	0.05
Diluted	0.01	0.01	0.02	0.01	(0.02)	(0.05)	(0.02)	0.05

The changes in the quarterly net income or loss are primarily a result of the change in the reported quarterly income or loss from MSC.  The mine entered commercial production at the beginning of 2008 and as such the reporting loss has grown smaller and turned into a reporting income as the mine has optimized operations.  More recently, net income for the first quarter of 2010 was significantly lower than the last quarter of 2009 due to reduced production volumes and grade related to development delays.

Liquidity and Capital Resources

As at March 31, 2010, the Company had an accumulated deficit of $42.7 million and working capital of $11.0 million (compared with a $44.0 million deficit and $16.4 million working capital, at the end of year ended December 31, 2009).  At March 31, 2010, Minera Andes had cash and cash equivalents of $15.2 million, compared to cash and cash equivalents of $18.9 million as of December 31, 2009.  Project financing for the San José Mine has been provided pursuant to the Project Loan Letter Agreement between Minera Andes, MSC and by assignment, the Hochschild Lender.  The entire amount available ($65 million) under the Project Loan letter Agreement has been advanced, of which the Company’s share is $31.9 million.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline.  If, and to the extent that cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Company) may be required.  Although MSC has advised the Company that going forward it expects that cash from operations will provide sufficient funds to finance operating costs and capital expenditures at the San José Mine, there remains a risk that should cash from operations be insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Company) may be required to finance future operations and capital investments at the San José Mine.

With the exception of its interest in the San José Mine, the Company is in the process of exploring its other properties and has not yet determined whether these properties, other than the San José Mine, contain reserves that are economically recoverable, although an independent positive Preliminary Economic Assessment was completed in March 2009 on the Los Azules property, which is an advanced stage exploration project.  The amounts shown on the  Company’s balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties.  The Company’s ability to continue its exploration activities as planned for the upcoming drill season at the end of 2010 will depend in part on the Company’s ability to generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.

The Company will consider all financing options available to it in order to raise sufficient amounts, in the short term and the long term, to maintain the Company’s ability to meet its planned growth and to fund its development and exploration activities. Although we have been successful in securing financing in the past, current global financial conditions, including volatility in the prices for all commodities, combined with our current financing condition may make it difficult for us to secure the required financing on reasonable terms, if at all.  If the Company would be unable to meet its ongoing obligations on a timely basis, it could result in the loss or substantial dilution of the Company’s interests in its properties.

As of March 31, 2010, the amount outstanding under the Project Loan Payable and the Project Loan Receivable is $31.9 million, plus accrued interest. The Company’s contractual obligations as at March 31, 2010 are as follows:

		Payments Due by Period Ending
Contractual Obligations	Total	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13
Long-Term Debt - Project Loan Payable (1)	$31,850,000	Nil	$10,616,667	$10,616,667	$10,616,667
Project loan interest payable (1)	8,245,098	8,245,098	Nil	Nil	Nil
Operating Lease Obligations (2)	34,622	30,267	4,355	Nil	Nil
Purchase Obligations (3)	135,000	135,000	Nil	Nil	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	$40,264,720	$8,410,365	$10,621,022	$10,616,667	$10,616,667

Notes:

(1)

The Company’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including repayment and interest. Terms of payment have not yet been finalized and interest accrues but is not payable until the terms are finalized.

(2)	Consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.
(3)	Management Services Agreement with 2083089 Ontario Inc. for office operating costs.

Outstanding Share Data

Our outstanding share data, as of May 7, 2010, is set out below:

Class and Series of Security	Number Outstanding	Value	Expiry Date of Convertible Securities	Relevant Terms
Common shares	264,741,621
Stock options	6,415,000	$8,018,336	Various (December 28, 2010 to September 30, 2014)	Exercisable for one common share each at C$0.31 to C$1.73
Purchase warrants	15,352,500	$18,895,089	August 19,2014	Exercisable for one common share each at C$1.25

Financial Instruments

As at March 31, 2010, the Company has no long term debt outstanding other than the project loan payable as discussed previously.  The Company believes its capital structure is appropriate to ensure sufficient liquidity to meet the needs of the business. The Company has not executed any derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Company holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals, bank loan and related party payable. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

•                  Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.

•                  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized. The Company has classified its cash and cash equivalents as held-for-trading.

•                  Receivables and project loan and interest receivable were classified as loans and receivables.

•                  Accounts payable and accruals, project loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Company’s financial assets and liabilities as at March 31, 2010, and December 31, 2009, is summarized as follows:

	March 31, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$15,247,354	$15,247,354	$18,872,312	$18,872,312
Loans and receivables	$40,095,098	$40,095,098	$39,500,262	$39,500,262
Other liabilities	$44,433,867	$44,433,867	$42,063,857	$42,063,857

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable, and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

Related Party Transactions

As previously stated, under the terms of the Project Loan Letter Agreement among the Company, the Hochschild Lender and MSC, the San José Mine has been financed by Project Loans made thereunder by the Hochschild Lender. For the purposes of CICA Handbook section 3840, MSC is a related party to the Company.

As at March 31, 2010, the total principal amount of the Project Loan Receivable (owing to the Company by MSC) is $31.9 million and the total principal amount of the Project Loan Payable (owing by the Company to the Hochschild Lender) is $31.9 million, in each case, plus accrued interest.

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. Robert R. McEwen, the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr. McEwen has significant equity interests. The management service fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis. During the three month periods ended March 31, 2010, and 2009, the Company paid $39,876 and $nil, respectively, to 208.  Mr. McEwen receives no compensation from 208.

Outlook

General

The goal of the 2010 exploration program at the San José Mine is to replace reserves depleted during 2009 and to discover new mineralized veins (new resources) on the San José property, which comprises approximately 115 km2 (28,400 acres). The 2010 drilling program for the San José district has been increased from 22,000 meters in 2009 to 34,100 meters in 2010. Approximately 15,400 meters of the total is budgeted for exploring for new resources. The initial focus of the exploration for new resources will be to evaluate the Aguas Vivas target located 10 kilometers northwest of the San José operation as well as the Saavedra and Cerro Portugués targets. The remaining 18,700 meters of the drilling is budgeted for upgrading currently identified inferred resources to the indicated category. To the extent new inferred resources are discovered at these targets, the budget to upgrade the new inferred resources to the indicated category may be increased. In addition, surface geophysical surveys consisting of 114 kilometers of IP lines and 60 kilometers of magnetometer lines are planned for 2010 (compared to 111 kilometers of IP lines completed during 2009).

At Los Azules, drilling during the Austral summer field season has concluded. The objective of the drilling program was to expand the known limits of mineralization, delineate the high-grade secondary enrichment zone, and to increase the confidence level of the current inferred resource.  The Company planned to drill approximately 8,800 meters of diamond drilling during the field season, and that target was exceeded by approximately 1,200 metres. The results of the first half of this program were made public in a press release dated May 6th, 2010.  More geological mapping and geophysical work is also being conducted to target possible extensions of the mineralization.  The Company plans to announce an updated resource estimate at mid-year.  Initial engineering work is underway to support a preliminary feasibility study that is scheduled to be completed by the end of 2011.  Drilling will recommence towards the end of 2010 and continue through the 2010-2011 field season.  The Company will need to raise additional financing in order to complete the 2010-2011 drilling program and the preliminary feasibility study should it not receive any cash flow from MSC during 2010.

On March 17, 2010, the Company received a Summons and Complaint in connection with a lawsuit commenced by affiliates of Hochschild Mining plc against MAI and a subsidiary in the State of New York.

The lawsuit pertains to the project finance loans made by Hochschild to MSC, as disclosed in Note 4 to the consolidated financial statements. Hochschild, among other claims, claims the Company refused to sign formal project loan documentation and caused undue delay of the same.  Hochschild has demanded that the Court order Minera Andes to sign formal loan documents for the project finance loans, enjoin Minera Andes from interfering with the making of payments by Minera Santa Cruz in relation to the project finance loans, require Minera Andes to repay to Hochschild the benefits that Minera Andes has received from the project finance loans and establish the priority of other shareholder loans owed by Minera Santa Cruz to Hochschild and Minera Andes.

The Company is reviewing in detail the claim by Hochschild with its legal advisors and will respond accordingly.  This lawsuit does not impact the Company’s financial statements for the period ended March 31, 2010.  At this time, the Company is not able to estimate the impact of this claim.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Adoption of IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.

In early 2009, the Company developed an IFRS project plan assigning responsibilities and outlining the proposed timing of execution of key IFRS conversion projects. The Company’s IFRS project plan stipulates several project phases.

During the first quarter of 2009, the Company commenced the scoping and planning phase of its changeover plan (“phase 1”). The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. Phase 1 involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Company completed phase 1 in the fourth quarter of 2009.

In the fourth quarter of 2009, the Company completed a preliminary IFRS diagnostic (“phase 2”) which highlighted several key areas of difference between existing Canadian GAAP and IFRS, such as Property, Plant, and Equipment, borrowing costs, business combinations, share based payments, decommissioning costs, foreign exchange, exploration and evaluation costs, and joint ventures. The diagnostic identified that the key area of potential difference for the Company is accounting for functional and reporting currencies.

The detailed assessment phase (“phase 3”) will result in new or revised accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of comparative financial statements and identification of business processes and resources impacted. The operations implementation phase (“phase 4”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 4 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures.  Phases 3 and 4 are expected to be completed in the second and fourth quarters of 2010, respectively.

Post implementation (“phase 5”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Company will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Company and its reporting.

Risks and Uncertainties

The Company’s operations and results are subject to a number of different risks: the Company does not control (jointly or otherwise) the San José Mine and has no control over the timing or amount of future cash calls; any cost overruns or cash shortfall at the San José Mine could require further investment; the Company has no operational cash flow and is dependent on external financing;  a substantial or prolonged decline in metal prices, particularly gold, silver, or copper, would have a material adverse effect on the Company; global economic conditions combined with the Company’s financial position could make financing its operations and business strategy more difficult; the Company anticipates that the Project Loan will be subject to interest rate fluctuations upon the execution of the Draft Loan Documents; the Company is subject to interest rate fluctuations; the Company is subject to fluctuations in currency exchange rates, which could materially adversely affect the Company’s financial position; the Company is subject to risks relating to economic and political instability in Argentina; estimates of mineral reserves and mineral resources could be inaccurate. A thorough analysis of the Company’s risk factors can be found in the Company’s annual information form dated March 30, 2010, which is available on SEDAR (www.sedar.com) and should be reviewed in conjunction with this document.

Non-GAAP Measures

In this MD&A, we use the term “operating or production cash cost”.  Production cash costs are calculated on a co-product basis and by dividing the respective proportionate share of the total production cash costs for the period attributable to each metal by the ounces of each respective metal produced.  Total production cash costs are the sum of the geology, mining, processing plant, general and administration costs, royalties, refining and treatment charges, sales costs and export taxes divided by the number of ounces of gold and silver produced at the mine.  Depreciation is not included in the calculation of production cash costs.

We use production cash cost per ounce as an operating performance indicator. We provide this measure to provide additional information regarding operational efficiencies at the San José Mine.  Production cash cost per ounce should be considered as a non-GAAP performance measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Cash cost per ounce is based on information from MSC and does not impact the Company’s consolidated financial statements. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined in accordance with GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labour, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

Furthermore the foregoing non-GAAP measures are not standardized and therefore may not be comparable to similar measures disclosed by other issuers.

Internal Control over Financial Reporting

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed and operate effectively in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Changes to Internal Control over Financial Reporting

There have been no significant changes to internal control over financial reporting in the three month period ended March 31, 2010.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2010 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information.

Additional Information

Additional information relating to Minera Andes, including our annual information form, is available under our profile at SEDAR at www.sedar.com.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable U.S. and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Mine and the future cash requirements of MSC, the estimated operating and capital costs of the San José Mine,  the Company’s intention to complete a further financing in the near term, the Company’s interest in the San José Mine being maintained at 49%,  the future price of gold, silver, copper and other base metals, production estimates, estimation of mineral reserves, exploration and development capital requirements, and our goals and strategies.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or “might” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this MD&A, we have made numerous assumptions. These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Mine, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there is no unanticipated fluctuation in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, maintain our interest in the San José Mine. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls, that any cost overruns or cash shortfalls at the San José Mine may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Mine (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the prices of gold, silver, copper and other base metals, changes in general economic and business conditions, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.